Exhibit 99-2

CPG INTERNATIONAL

Building Products. Better.

2008 Fourth Quarter Earnings Call


AZEK
Building Products
SCRANTON PRODUCTS

March 13, 2009

Safe Harbor Statement and Use of Non-GAAP and Pro Forma Information

CPG INTERNATIONAL
Building Products. Better.

FORWARD LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in this presentation that relate to future events or the Company's expectations, guidance, projections, estimates, intentions, goals, targets and strategies are forward looking statements. You are cautioned that all forward-looking statements are based upon current expectations and estimates and the Company assumes no obligation to update this information. Because actual results may differ materially from those expressed or implied by the forward-looking statements, the Company cautions you not to place undue reliance on these statements. For a detailed discussion of the important factors that affect the Company and that could cause actual results to differ from those expressed or implied by the Company's forward-looking statements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in the Company's current and future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

ADJUSTED EBITDA STATEMENT

We refer to the term "Adjusted EBITDA" in various places throughout this presentation. Adjusted EBITDA, or earnings (adjusted as described below) before interest, taxes, depreciation and amortization calculated on a pro forma basis as provided herein, is a material component of the significant covenants contained in our credit agreements and the indenture governing the notes and accordingly, is important to the Company's liquidity and ability to borrow under its debt instruments. Adjusted EBITDA is calculated similarly under both the credit agreements and the indenture by adding consolidated net income, income taxes, interest expense, depreciation and amortization and other non-cash expenses, income or loss attributable to discontinued operations, amounts payable pursuant to the management agreement with AEA Investors and the impairment charge for goodwill and other intangibles. In addition, consolidated net income is adjusted to exclude certain items, including non-recurring charges with respect to the closing of the acquisition of Compos-A-Tron Manufacturing, (the "Composatron Acquisition"), the closing of the acquisition of Procell Decking Systems (the "Procell Acquisition") and the related financing transactions, as well as certain other nonrecurring or unusual charges. Please see the Company's December 31, 2007 10-K, which contains a detailed description of our covenants and a thorough description of our use of Adjusted EBITDA, and the use of Adjusted EBITDA in connection with certain calculations under the covenants, under our credit agreements and indenture.

While the determination of appropriate adjustments in the calculation of Adjusted EBITDA is subject to interpretation under our debt agreements, management believes the adjustments are in accordance with the covenants in our credit agreements and indenture, as discussed above. Adjusted EBITDA should not be considered in isolation or construed as an alternative to our net income or other measures as determined in accordance with GAAP. In addition, other companies in our industry or across different industries may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. In future SEC filings, we may be required to change our presentation of Adjusted EBITDA in order to comply with the SEC's rules regarding the use of non-GAAP financial measures. In addition, you are cautioned not to place undue reliance on Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to net income, please see the Appendix to this presentation.

About CPG International

Headquartered in Scranton, Pennsylvania, CPG International is a manufacturer of market-leading brands of highly engineered, premium, low-maintenance building products for residential and commercial markets designed to replace wood, metal and other traditional materials in a variety of construction applications. The Company's products are marketed under several brands including AZEK® Trimboards, AZEK® Deck, AZEK® Moulding, AZEK® Rail, Santana Products, Comtec, Capitol, EverTuff™, TuffTec™, Hiny Hider® and Celtec®, as well as many other brands. For additional information on CPG please visit our web site at http:// www.cpgint.com.

Please note:

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2008 Fourth Quarter Financial Highlights

CPG INTERNATIONAL
Building Products. Better.

- **Market Conditions:** Housing starts down 45% from prior year Q4
- **Revenue:** $44.9mm Q4 2008 vs. $59.6mm in Q4 2007
  - Scranton Products Commercial growth & Composatron Acquisition partially offset decline in residential and industrial products
- **Gross Margin:** 11.0% Q4 2008 vs. 26.0% in Q4 2007
  - Higher material costs and lower production volumes partially offset by price increases
- **SG&A:** $11.4mm Q4 2008 vs. $11.1mm in Q4 2007
  - Increased expenses from the Composatron Acquisition, primarily depreciation and amortization
- **Adjusted EBITDA:** Down 87.6% to $1.3mm;
  - 2.9% Adjusted EBITDA margin
- **Net Income/Loss:** $(48.2)mm net loss Q4 2008, down from $(2.1)mm net loss in Q4 2007
  - Increased loss largely due to non-cash impairment of $40.0 million related to goodwill and other intangibles

Operational Highlights

AZEK Building Products

- Winter-Buy/dealer sign-up for 2009 successful
  - Allegiance Dealer Program well received
- AZEK Edge launched successfully; AZEK Rail rebranding complete
- Focused investment in sales and marketing
  - Marketing materials and collateral

Scranton Products

- Market share recapture continues in Commercial business
  - Success with Pinnacle dealers sign up and productive reps
  - Well positioned moving into bid season for 2009
  - Focus on improving customer experience
- Product development efforts
  - Redesigned locker launch

Quarterly Revenue

Revenue
($ in millions)

YOY $(14.7) or (24.7)%


AZEK
SP
$59.6
$94.2
$75.4
$90.9
$44.9
$19.2
$40.4
$22.9
$71.3
$30.0
$45.4
$29.4
$61.5
$18.7
$26.2
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08

Volume & ASP
(lbs in millions)


Volume
ASP
$1.37
$1.32
$1.50
$1.51
$1.64
43.5
71.4
50.3
60.0
27.4
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08

Pro Forma Variance Analysis
($ in millions)

Q4 '07 Rev	$59.6
Composatron PF '07(1)	3.2
Q4 '07 PF Rev	$62.8
AZEK	(17.4)
SP	(0.5)
Q4 '08 Rev	$44.9

YOY $(17.9) or (28.5)%

- **YOY revenue down 24.7%**
  - Soft residential and Industrial end markets
  - SP Commercial market share growth
  - Composatron Acquisition

Footnote:
(1) Excludes $0.1mm of non-railing revenue in 2007.

Quarterly Earnings

Adjusted EBITDA
($ in millions)

YOY $(9.3) or (87.6)%


$10.6
$18.1
$10.5
$16.5
$1.3
17.8%
19.2%
13.9%
18.2%
2.9%
Adjusted EBITDA
Margin
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08

Gross Margin/SG&A
(% of revenue)


26.0%
26.4%
23.1%
25.3%
25.3%
18.6%
13.1%
17.6%
15.0%
11.0%
Gross Margin
SG&A
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08

Variance Analysis
($ in millions)

Q4 '07 Adj. EBITDA	$10.6
Composatron PF '07	0.6
Q4 '07 PF Adj. EBITDA	$11.2
Change	(9.9)
Q4 '08 Adj. EBITDA	$ 1.3

YOY $(9.9) or (88.4)%

- YOY Adj. EBITDA down 87.6%
  - Volume main driver
  - Higher material costs

2008 Performance

Revenue / Pro Forma
($ in millions)

Pro Forma:
YOY $(24.0)
or (7.1)%

Reported:
YOY $(8.5)
or (2.7)%



Reported Revenue
Pro Forma
$336.3
$22.6
$313.7
$312.3
$7.1
$305.2
2007
2008

Pro Forma Adj. EBITDA
($ in millions)

Pro Forma:
YOY $(20.3)
or (29.7)%

Reported:
YOY $(16.7)
or (26.5)%



Reported Revenue
Pro Forma
$68.4
$5.3
$63.1
$48.1
$1.7
$46.4
2007
2008

Pro Forma Variance Analysis
($ in millions)

2007 Rev	$313.7
Composatron PF '07[1]	19.2
Procell PF '07	3.4
2007 PF Rev	$336.3
AZEK	(25.1)
SP	1.1
2008 PF Rev[1]	$312.3

- Pro forma revenue down but better than underlying markets
- Profitability impacted by material costs and volume decline

Footnote:
(1) Excludes $5.5mm of non-railing revenue in 2007and $0.8mm in 2008.

Capital Expenditures

Quarter Cap Ex
($ in millions)

YOY $1.2
or 29.3%



$4.1
$1.5
$0.8
$1.1
$2.9
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08

YTD Cap Ex
($ in millions)

YOY $(8.1)
or (56.3)%



$14.4
$6.3
2007
2008

Historical Cap Ex
($ in millions)



$8.4
$7.4
$7.3
$21.8
$17.0
$14.4
$6.3
$8 - $13
2002
2003
2004
2005
2006
2007
2008
2009

- Strategic projects and maintenance investment continues
- Ample capacity to serve market

Working Capital Management

Inventory and Inv Days
($ in millions)

YOY $(19.1) or (36.5)%



Days
108
58
72
55
51
$52.4
$47.2
$46.0
$37.2
$33.3
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08

AR and AR Days
($ in millions)

YOY ($13.3) or (43.3)%



Days
47
45
50
31
20
$30.7
$50.7
$40.8
$28.3
$17.4
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08

Inv/AR/Prepaid less AP/Accrued
($ in millions)



% TTM Rev
17.9%
18.8%
16.4%
9.3%
10.5%
$56.4
$57.6
$53.9
$30.8
$31.9
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08

- Tightly managing working capital
  - Disciplined inventory management
  - Focused collections effort on AR
  - AP in line with historical norms

Liquidity Position

Net Debt[1] & Net Debt/Adj. EBITDA[2]
($ in millions)


$275.3
$302.5
$301.6
$285.5
$291.7
4.3x
4.7x
5.1x
4.9x
6.1x
Net Debt
Net Debt/Adj.EBITDA
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08

Liquidity
($ in millions)


Revolver
Cash
$48.2
$56.6
$51.9
$58.1
$41.8
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08

- Liquidity position at $41.8mm
- Focused on liquidity management
- Trailing Twelve Month December 31, 2008 Adjusted Pro Forma EBITDA of $48.1mm

Footnotes:
(1) Net debt defined as total debt and capital lease obligations less cash
(2) Trailing twelve month pro forma adjusted EBITDA as defined in Credit Agreements

Capital Structure Overview[1] (as of December 31, 2008)

Instrument	Amount Outstanding ($ in millions)	Covenant
ABL Revolver ($65mm), L+1.75%, 2/2013	$ 5.0	Minimum fixed charge (if excess availability <$7.5mm)
Senior Secured Term Loan, L+5.00%, 2/2011	24.8	Senior secured debt/EBITDA ≤ 2.5x coverage ratio ≥1.0x
Capital Lease Obligations	7.0	
Senior Secured Debt	$ 36.8	
Senior Unsecured Floating Rate Notes, L+6.75%, 7/2012	$ 127.5	Incurrence tests
Senior Unsecured Fixed Rate Notes, 10.5%, 7/2013	150.0	Incurrence tests
Total Debt	$314.3	
Cash	(22.6)	
Net Debt	$291.7	
Annual Cash Interest Expense (paid semi-annually)	$ 32.7	

1. For detailed information about the Company's debt instruments, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's most recent Quarterly Report on Form 10-Q.

2009 Adjusted EBITDA Guidance

Low	High
← →	
$40mm	**$50mm**

Downside:

- Prolonged, deep recession
  - Residential repair & remodel activity
  - New homes construction
  - Industrial markets
  - Tax revenue/commercial markets
- Resin prices escalate
- Increased competition

Upside:

- Higher than anticipated economic activity
- Increased market penetration for AZEK products
- Lower material costs
- Operational efficiencies

CPG INTERNATIONAL
Building Products. Better.

APPENDIX

Net Income to Adjusted EBITDA Reconciliation

(Dollars in thousands)	Year Ended December 31, 2007	Year Ended December 31, 2008
Net (loss) income	$ 4,229	$ (48,354)
Interest expense, net	33,698	34,905
Income tax expense (benefit)	3,760	(7,095)
Depreciation and amortization	18,157	21,491
EBITDA	59,844	947
Impairment of goodwill and other intangibles	—	40,000
SFAS 141 inventory adjustment	—	1,505
Relocation and hiring costs	—	802
Composatron non-recurring charges	—	606
Management fee and expenses	1,733	1,855
Severance costs	1,009	171
Settlement charges	500	26
Gain on sale of property	(422)	—
Non-cash compensation charge	398	118
Santana Acquisition costs	13	—
Procell non—recurring charges	60	—
Registration expenses related to Notes	—	309
Adjusted EBITDA	$ 63,135	$ 46,339
Pro forma adjustments(1)	5,266	1,736
Adjusted EBITDA with pro forma adjustments	$ 68,401	$ 48,075

(1) Represents the pro forma effect from Procell Decking and Composatron as if the Procell Acquisition and the Composatron Acquisition took place on January 1, 2007, as defined by our credit agreement.

Quarterly Volume Information

(lbs in thousands)	Q1 2008	Q2 2008	Q3 2008	Q4 2008	TOTAL
AZEK Building Products	60,305	36,180	46,695	18,917	162,097
Scranton Products	11,084	14,113	13,326	8,463	46,986
Total	71,389	50,293	60,021	27,380	209,083

	Q1 2007	Q2 2007	Q3 2007	Q4 2007	TOTAL
AZEK Building Products	60,581	40,481	46,944	33,677	181,683
Scranton Products	12,873	14,187	13,035	9,837	49,932
Total	73,454	54,668	59,979	43,514	231,615

CPG


CPG INTERNATIONAL
Building Products. Better.
AZEK
Building Products
SCRANTON PRODUCTS
Worry-Free Brands. Your Every Need.
Residential
AZEK Trim
AZEK Moulding
AZEK Rail
AZEK Deck
AZEK Porch
Industrial
CELTEC
Vycom
Division of AZEK Building Products
Industrial
Flametec
HITEC
HIGH DENSITY POLYETHYLENE (HDPE)
SEABOARD
Commercial
COMTEC
INDUSTRIES
HINY HIDERS
Santana Products
CAPITOL
PARTITIONS INC.